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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO.  )
                      TENDER OFFER STATEMENT UNDER SECTION
          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                       CENTENNIAL HEALTHCARE CORPORATION
                           (Name of Subject Company)

                            HILLTOPPER HOLDING CORP.
                          HILLTOPPER ACQUISITION CORP.
                     WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                J. STEPHEN EATON
                                  ALAN C. DAHL
                               KENT C. FOSHA, SR.
                            LAWRENCE W. LEPLEY, JR.
                       CENTENNIAL HEALTHCARE CORPORATION
                        (Name of Filing Person--Offeror)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   150937100
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 DAVID WENSTRUP
                          VICE PRESIDENT AND SECRETARY
                            HILLTOPPER HOLDING CORP.
                      C/O E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                           TELEPHONE: (212) 878-0600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         ------------------------------

                                   Copies to:

     DARYL R. GRISWOLD, ESQ.          STEVEN J. GARTNER, ESQ.       PAUL A. QUIROS, ESQ.
CENTENNIAL HEALTHCARE CORPORATION      DAVID K. BOSTON, ESQ.         LYNN S. SCOTT, ESQ.
  400 PERIMETER CENTER TERRACE       WILLKIE FARR & GALLAGHER          KING & SPALDING
            SUITE 650                   787 SEVENTH AVENUE          191 PEACHTREE STREET
     ATLANTA, GEORGIA 30346          NEW YORK, NEW YORK 10019      ATLANTA, GEORGIA 30303
    TELEPHONE: (770) 698-9040        TELEPHONE: (212) 728-8000    TELEPHONE: (404) 572-4600

                           --------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                      $76,213,880                                                 $15,243

           Estimated for purposes of calculating the amount of filing fee
* only. The amount assumes the purchase of 13,857,069 shares of common stock, par value $.01 per share (the "Shares"), at a price per Share of $5.50 in cash. Such number of Shares represents all of the Shares outstanding as of March 3, 2000, together with all outstanding options to acquire Shares.
           Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
/ /
           registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: None.
           Form or Registration No.: Not applicable.
           Filing Party: Not applicable
           Date Filed: Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
           /X/  third-party tender offer subject to Rule 14d-1.
           / /  issuer tender offer subject to Rule 13e-4.
           /X/  going-private transaction subject to Rule 13e-3.
           / /  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

                               Page 1 of 5 Pages
                         Exhibit Index begins on Page 5

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
    This Tender Offer Statement on Schedule TO is filed by Hilltopper Holding Corp., a Delaware corporation ("Parent"), Hilltopper Acquisition Corp., a Georgia corporation ("Purchaser"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), J. Stephen Eaton ("Eaton"), Alan C. Dahl ("Dahl"), Kent C. Fosha, Sr. ("Fosha"), Lawrence W. Lepley, Jr. ("Lepley"), and Centennial HealthCare Corporation, a Georgia corporation ("Centennial"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Centennial, at a purchase price of $5.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9, 11 and 13 of the Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 5 and 11 of the Schedule TO.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 12. EXHIBITS.

(a)(1)                  Offer to Purchase dated March 17, 2000.

(a)(2)                  Form of Letter of Transmittal.

(a)(3)                  Form of Notice of Guaranteed Delivery.

(a)(4)                  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(5)                  Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

(a)(6)                  Text of press release issued by Centennial dated
                        February 25, 2000 (incorporated by reference to the Schedule
                        TO filed by Parent and Purchaser with the Securities and
                        Exchange Commission on February 25, 2000).

(a)(7)                  Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(8)                  Form of Summary advertisement dated March 17, 2000.

(b)                     Not Applicable.

(c)                     Fairness Opinion of JP Morgan Securities Inc. (filed as
                        Annex A to Offer to Purchase).

(d)(1)                  Agreement and Plan of Merger, dated as of February 25, 2000, among Centennial, Parent and Purchaser.

(d)(2)                  Confidentiality Agreement, dated April 27, 1999, between
                        Centennial and E.M. Warburg, Pincus & Co., LLC.

(d)(3)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Eaton.

(d)(4)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Dahl.

(d)(5)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Fosha.

(d)(6)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Lepley.

(d)(7)                  Voting Agreement, dated as February 25, 2000, among Parent,
                        Purchaser, Welsh, Carson, Anderson & Stowe VI, L.P.
                        ("WCAS VI"), WCAS Capital Partners II, L.P. ("WCAS CP II"),
                        WCAS Healthcare Partners, L.P. ("WCAS HP"), South Atlantic
                        Venture Fund II, Limited Partnership ("SAVP II"), South
                        Atlantic Venture Fund III, Limited Partnership
                        ("SAVP III"), The Burton Partnership, Limited Partnership
                        ("Burton LP"), Eaton, Dahl, Fosha, Lepley, Patrick J. Welsh,
                        Russell C. Carson, Bruce K. Anderson, Andrew M. Paul,
                        Thomas E. McInerney, Robert A. Minicucci and Paul B.
                        Queally.

(d)(8) Subscription and Contribution Agreement, dated as of February 24, 2000, among Parent, WPEP, Warburg, Pincus
                        Netherlands Equity Partners I, C.V., Warburg, Pincus
                        Netherlands Equity Partners II, C.V., Warburg, Pincus
                        Netherlands Equity Partners III, C.V., WCAS VI, WCAS HP,
                        SAVP II, SAVP III, South Atlantic Private Equity Fund IV,
                        Limited Partnership, South Atlantic Private Equity Fund IV
                        (QP), Limited Partnership, Burton LP, Eaton, Dahl, Fosha,
                        Lepley, Patrick J. Welsh, Russell C. Carson, Bruce K.
                        Anderson, Andrew M. Paul, Thomas E. McInerney, Robert A.
                        Minicucci and Paul B. Queally.

(e)                     Not Applicable.

(f)                     Article 13 of Georgia Business Corporation Code.

(g)                     Not Applicable.

(h)                     Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2000

                                                       HILLTOPPER ACQUISITION CORP.

                                                       By:  /s/ DAVID WENSTRUP
                                                            -----------------------------------------
                                                            Name: David Wenstrup
                                                            Title: Vice President and Secretary

                                                       HILLTOPPER HOLDING CORP.

                                                       By:  /s/ DAVID WENSTRUP
                                                            -----------------------------------------
                                                            Name: David Wenstrup
                                                            Title: Vice President and Secretary

                                                       WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                                       By: Warburg, Pincus & Co.,
                                                       General Partner

                                                       By:  /s/ CHARLES R. KAYE
                                                            -----------------------------------------
                                                            Name: Charles R. Kaye
                                                            Title: Managing Director

                                                            /s/ J. STEPHEN EATON
                                                            -----------------------------------------
                                                            J. Stephen Eaton

                                                            /s/ ALAN C. DAHL
                                                            -----------------------------------------
                                                            Alan C. Dahl

                                                            /s/ KENT C. FOSHA, SR.
                                                            -----------------------------------------
                                                            Kent C. Fosha, Sr.

                                                            /s/ LAWRENCE W. LEPLEY, JR.
                                                            -----------------------------------------
                                                            Lawrence W. Lepley, Jr.

                                                       CENTENNIAL HEALTHCARE CORPORATION

                                                       By:  /s/ J. STEPHEN EATON
                                                            -----------------------------------------
                                                            Name: J. Stephen Eaton
                                                            Title: President and Chief Executive
                                                            Officer

                                 EXHIBIT INDEX

(a)(1)                  Offer to Purchase dated March 17, 2000.

(a)(2)                  Form of Letter of Transmittal.

(a)(3)                  Form of Notice of Guaranteed Delivery.

(a)(4)                  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(5)                  Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

(a)(6)                  Text of press release issued by Centennial dated
                        February 25, 2000 (incorporated by reference to the Schedule
                        TO filed by Parent and Purchaser with the Securities and
                        Exchange Commission on February 25, 2000).

(a)(7)                  Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(8)                  Form of Summary advertisement dated March 17, 2000.

(b)                     Not Applicable.

(c)                     Fairness Opinion of JP Morgan Securities Inc. (filed as
                        Annex A to Offer to Purchase)

(d)(1)                  Agreement and Plan of Merger, dated as of February 25, 2000, among Centennial, Parent and Purchaser.

(d)(2)                  Confidentiality Agreement, dated April 27, 1999, between
                        Centennial and E.M. Warburg, Pincus & Co., LLC.

(d)(3)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Eaton.

(d)(4)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Dahl.

(d)(5)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Fosha.

(d)(6)                  Employment Agreement, dated February 24, 2000, between
                        Centennial and Lepley.

(d)(7)                  Voting Agreement, dated as February 25, 2000, among Parent,
                        Purchaser, Welsh, Carson, Anderson & Stowe VI, L.P.
                        ("WCAS VI"), WCAS Capital Partners II, L.P. ("WCAS CP II"),
                        WCAS Healthcare Partners, L.P. ("WCAS HP"), South Atlantic
                        Venture Fund II, Limited Partnership ("SAVP II"), South
                        Atlantic Venture Fund III, Limited Partnership
                        ("SAVP III"), The Burton Partnership, Limited Partnership
                        ("Burton LP"), Eaton, Dahl, Fosha, Lepley, Patrick J. Welsh,
                        Russell C. Carson, Bruce K. Anderson, Andrew M. Paul,
                        Thomas E. McInerney, Robert A. Minicucci and Paul B.
                        Queally.

(d)(8) Subscription and Contribution Agreement, dated as of February 24, 2000, among Parent, WPEP, Warburg, Pincus
                        Netherlands Equity Partners I, C.V., Warburg, Pincus
                        Netherlands Equity Partners II, C.V., Warburg, Pincus
                        Netherlands Equity Partners III, C.V., WCAS VI, WCAS HP,
                        SAVP II, SAVP III, South Atlantic Private Equity Fund IV,
                        Limited Partnership, South Atlantic Private Equity Fund IV
                        (QP), Limited Partnership, Burton LP, Eaton, Dahl, Fosha,
                        Lepley, Patrick J. Welsh, Russell C. Carson, Bruce K.
                        Anderson, Andrew M. Paul, Thomas E. McInerney, Robert A.
                        Minicucci and Paul B. Queally.

(e)                     Not Applicable.

(f)                     Article 13 of Georgia Business Corporation Code.

(g)                     Not Applicable.

(h)                     Not applicable.